Maurice Blanco Drew Glover maurice.blanco@davispolk.com drew.glover@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

June 26, 2023
Re:	Corporación Inmobiliaria Vesta, S.A.B. de C.V. Registration Statement on Form F-1 File No. 333-272532 CIK No. 0001969373

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Peter McPhun Wilson Lee Kibum Park David Link

Ladies and Gentlemen:

On behalf of our client, Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 23, 2023 (the “Comment Letter”). On June 8, 2023, the Company filed its registration statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering of the Company’s common shares, or “Common Shares,” represented by American depositary shares, or “ADSs,” via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”) and on June 16, 2023, the Company filed Amendment No. 1 to the Registration Statement solely to file certain documents as exhibits to the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter, via EDGAR, Amendment No. 2 to the Registration Statement, which reflects these revisions and updates certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Cover Page

1.
Please revise your registration statement to include all information that may not be omitted pursuant to Rule 430A, including the total number of ADS being offered pursuant to this registration statement. Please refer to Question 227.02 of the Compliance and Disclosure Interpretations for Securities Act Rules.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include all the information that may not be omitted pursuant to Rule 430A, including the total number of ADSs being offered.

Exhibit Index
Exhibit 5.1 - Opinion of Ritch, Mueller y Nicolau, S.C., page II-4

2.
We note that your legal opinion states that the “Common Shares underlying the ADSs that are the subject of the Offering, have been duly authorized and issued and, when the ADSs are delivered and paid forth as set forth in the Registration Statement, the ADSs will be fully paid and non-assessable.” Please revise your legality opinion to opine that the common shares, underlying the ADSs, will be fully paid and non-assessable.

Response:

The Company respectfully acknowledges the Staff’s comment and has filed a revised legality opinion from Ritch, Mueller y Nicolau, S.C. as Exhibit 5.1 opining that the common shares, underlying the ADSs, will be fully paid and non-assessable.

In addition, as we have discussed separately with the Staff, the Company will be seeking for the above-captioned Registration Statement on Form F-1 to become effective in the afternoon on June 29, 2023. We expect to submit an acceleration request on the Company’s behalf on June 27, 2023. We greatly appreciate the Staff’s assistance in helping to accommodate the Company’s requested timeframe.

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Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com or Drew Glover at 650-752-2052 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Maurice Blanco
Maurice Blanco

cc:
Lorenzo Dominique Berho, Chief Executive Officer, Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Juan Sottil, Chief Financial Officer, Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Drew Glover, Davis Polk & Wardwell LLP
Juan Francisco Mendez, Simpson Thacher & Bartlett LLP